BY EDGAR	May 3, 2007

TO:

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RE:

PRIMEWEST ENERGY TRUST (THE “TRUST”) –
RESULTS OF ANNUAL GENERAL MEETING OF UNITHOLDERS HELD ON MAY 3, 2007

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, please be advised that in connection with the Annual General Meeting of Unitholders of the Trust held on May 3, 2007, the following matters were considered and approved in the manner set forth below:

1.

A Resolution directing the Trustee of the Trust, Computershare Trust Company of Canada, to cause the election of those nominees of the Trust specified in the Management Proxy Circular of the Trust dated March 15, 2007 (the “Circular”) as Directors of PrimeWest Energy Inc. (“PrimeWest”) to serve until the next annual meeting of Unitholders subsequent to the meeting, or until their successors are duly elected or appointed.

Total
Votes for	69,725,708
Votes withheld	3,472,361
Total Votes Cast	73,198,069
Percentage of Votes in Favour of Resolution	95.26%
Percentage of Votes Withheld from Resolution	4.74%

2.

A Resolution appointing PricewaterhouseCoopers LLP as auditors of the Trust and PrimeWest, to hold office until the next annual meeting of Unitholders subsequent to the meeting, with remuneration to be fixed by PrimeWest and approved by the Board of Directors.

Total
Votes for	72,417,508
Votes withheld	782,438
Total Votes Cast	73,199,946
Percentage of Votes in Favour of Resolution	98.93%
Percentage of Votes Withheld from Resolution	1.07%

PRIMEWEST ENERGY TRUST BY: PRIMEWEST ENERGY INC.
Per:	/s/ Donald A. Garner
Donald A. Garner President and Chief Executive Officer